UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Sprague Resources LP

(Name of Issuer)

Common Partnership Interest

(Title of Class of Securities)

849343108

(CUSIP Number)

Stephen Hendel

Managing Director

Hartree Partners GP, LLC

1185 Ave of the Americas, New York, NY 10036

(212) 536-8430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Hartree Bulk Storage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 1,375,000 common units. Based on a total of 26,226,255 common units of the Issuer outstanding as of June 15, 2021.

1	NAME OF REPORTING PERSON HP Bulk Storage Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Hartree Bulk Storage, LLC. Based on a total of 26,226,255 common units of the Issuer outstanding as of June 15, 2021.

1	NAME OF REPORTING PERSON Sprague HP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,173,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,173,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,173,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.30% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 18,173,849 common units. Based on a total of 26,226,255 common units of the Issuer outstanding as of June 15, 2021.

1	NAME OF REPORTING PERSON Hartree Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,173,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,173,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,173,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.30% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Solely in its capacity as the sole member of Sprague HP Holdings, LLC, the direct owner of 18,173,849 common units. Based on a total of 26,226,255 common units of the Issuer outstanding as of June 15, 2021.

1	NAME OF REPORTING PERSON Hartree Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,173,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,173,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,173,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.30% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Solely in its capacity as the general partner of Hartree Partners, LP, which is the sole member of Sprague HP Holdings, LLC. Based on a total of 26,226,255 common units of the Issuer outstanding as of June 15, 2021.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the common units representing limited partner interests (“common units”) of Sprague Resources LP, a Delaware limited partnership (the “Partnership” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 8, 2020 (the “Original 13D”), as amended by Amendment No. 1 filed with the SEC on June 4, 2020, Amendment No. 2 filed with the SEC on October 2, 2020, Amendment No. 3 filed with the SEC on April 20, 2021 and Amendment No. 4 filed with the SEC on May 28, 2021. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Original 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a, b, c) of the Original 13D is hereby amended and restated in its entirety as follows:

(a, b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D are based on a total of 26,226,255 common units of the Issuer outstanding as of June 15, 2021. As of the date hereof, (i) each of Hartree Bulk Storage and HP Bulk Storage Manager may be deemed to be the beneficial owner of 1,375,000 common units, which represents approximately 5.24% of the total outstanding common units, (ii) Sprague HP Holdings may be deemed to be the beneficial owner of 18,173,849 common units, which represents approximately 69.30% of the total outstanding common units and (iii) each of Hartree and Hartree GP may be deemed to be the beneficial owner of 18,173,849 common units, which represents approximately 69.30% of the total outstanding common units. Collectively, the Reporting Persons beneficially own an aggregate of 19,548,849 common units, which represents approximately 74.54% of the total outstanding common units.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common units for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended by inserting the following information at the end of Item 6:

Credit Agreement

On June 16, 2021, Sprague HP Holdings, LLC (“Sprague HP Holdings”), as borrower, entered into a Credit Agreement with Coöperatieve Rabobank U.A., New York Branch, as administrative agent, and the lenders from time to time party thereto (the “Credit Agreement”), providing for a term loan facility in an aggregate principal amount of $160 million. As security for the obligations under the Credit Agreement and certain secured hedging obligations (if incurred in the future), Sprague HP Holdings granted security interests in substantially all of its assets in favor of the lenders, including pledges of all common units and incentive distribution rights of the Issuer owned by Sprague HP Holdings and all of the issued and outstanding membership interests of Sprague Resources GP LLC, the general partner of the Issuer. As additional security for the obligations under the Credit Agreement, Hartree Partners, LP granted a security interest in all of the issued and outstanding membership interests of Sprague HP Holdings in favor of the lenders.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 4	Credit Agreement, dated June 16, 2021, among Sprague HP Holdings, LLC, as borrower, Coöperatieve Rabobank U.A., New York Branch, as administrative agent, and the lenders from time to time party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2021

SPRAGUE HP HOLDINGS, LLC

By:	HARTREE PARTNERS, LP
Its:	Sole Member

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE BULK STORAGE, LLC

By:	HP BULK STORAGE MANAGER, LLC
Its:	Managing Member

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HP BULK STORAGE MANAGER, LLC

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS, LP

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS GP, LLC

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory